EXHIBIT 12

PS BUSINESS PARKS, INC.

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio data)

	2004	2003	2002	2001	2000

Net income	$62,143	$49,096	$57,430	$49,870	$51,181
Minority interest	30,005	30,585	32,170	27,489	26,741
Interest expense	3,054	4,015	5,324	1,715	1,481

Earnings available to cover fixed charges	$95,202	$83,696	$94,924	$79,074	$79,403

Fixed charges (2)	$3,054	$4,015	$5,612	$2,806	$2,896
Preferred distributions	53,265	35,024	33,339	22,961	17,273

Combined fixed charges and preferred distributions	$56,319	$39,039	$38,951	$25,767	$20,169

Ratio of earnings to fixed charges	31.2	20.8	16.9	28.2	27.4

Ratio of earnings to combined fixed charges and preferred distributions	1.7	2.1	2.4	3.1	3.9

Supplemental disclosure of Ratio of Funds from Operations (“FFO”) to fixed charges:

	2004	2003	2002	2001	2000

FFO (1)	$97,214	$97,448	$104,543	$95,472	$88,181
Interest expense	3,054	4,015	5,324	1,715	1,481
Minority interest in income – preferred units	20,245	19,240	17,927	14,107	12,185
Preferred distributions	33,020	15,784	15,412	8,854	5,088

Adjusted FFO available to cover fixed charges.	$153,533	$136,487	$143,206	$120,148	$106,935

Fixed charges (2)	$3,054	$4,015	$5,612	$2,806	$2,896
Preferred distributions paid (3)	48,260	35,024	33,339	22,961	17,273

Combined fixed charges and preferred distributions paid	$51,314	$39,039	$38,951	$25,767	$20,169

Ratio of adjusted FFO to fixed charges	50.3	34.0	25.5	42.8	36.9

Ratio of adjusted FFO to combined fixed charges and preferred distributions paid	3.0	3.5	3.7	4.7	5.3

1.	FFO has been adjusted to include the effect of impairment charges

2.	Fixed charges include interest expense plus capitalized interest

3.	Excludes EITF Topic D-42 distributions.